

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 16, 2010

via U.S. mail and facsimile

Mr. David H. Weiser, Senior Vice President and Assistant General Counsel
Ameriprise Financial, Inc.
55 Ameriprise Financial Center
Minneapolis, MN 55474

> **RE: Ameriprise Financial, Inc.**
> **Form 8-K/A Item 4.01**
> **Filed June 16, 2010**
> **File No. 1-32525**

Dear Mr. Weiser:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1. Please confirm you will timely file an Item 4.01 Form 8-K upon EY's dismissal after their completion of the audit of the fiscal year ended December 31, 2010, given that at that date, you will need to provide, among other things, the disclosures required in: i) Item 304(a)(1)(ii) of Regulation S-X for the consolidated financial statements for each of the years ended December 31, 2010 and December 31, 2009, and ii) in Item 304(a)(1)(iv) to state whether there were any such disagreements during the two most recent fiscal years ended December 31, 2010 through the date of dismissal.

2. Also as previously requested in our letter dated June 14, 2010, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   · staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This statement may be provided to us in a response letter filed as correspondence on EDGAR.

*   *   *   *

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant